Exhibit 99.42

NEWS RELEASE

ALLIED GOLD ANNOUNCES FIRST QUARTER 2025 RESULTS: ACHIEVING STRONG QUARTERLY PRODUCTION, ADVANCING OPTIMIZATIONS AND GROWTH PROJECTS

TORONTO, ON – May 7, 2025 ─ Allied Gold Corporation (TSX: AAUC) (OTCQX: AAUCF) (“Allied” or the “Company”) reports first quarter of 2025 production of 84,040 gold ounces at total cost of sales(4), cash costs(1) and All-in Sustaining Costs ("AISC")(1) per ounce sold of $1,838, $1,656, and $1,811, respectively. Production and costs were aligned with mine plans, positioning the Company to meet its guidance for the year. Sales of 131,520 gold ounces included 48,939 gold ounces of gold produced from Korali-Sud that were in inventory as at December 31, 2024, and were sold in the first quarter of 2025 as previously disclosed.

FIRST QUARTER HIGHLIGHTS

Financial Results Highlights

•	Earnings:

◦	First quarter net earnings of $15.1 million or $0.05 per share.

◦	First quarter adjusted earnings(1) of $45.1 million or $0.14 per share.

•	Cash Flows and EBITDA

◦	Net cash generated from operating activities for the quarter was $121.1 million.

◦	Operating cash flow before income tax paid and movements in working capital was a strong inflow of $100.8 million.

◦	EBITDA(1) and Adjusted EBITDA(1) for the three months ended March 31, 2025, were $103.2 million and $133.8 million, respectively.

•	Strong Financial Position: As of March 31, 2025, the Company had cash and cash equivalents of $232.3 million. Subsequent to quarter end, Allied successfully closed on a bought deal public offering for total gross proceeds of $66.8 million, further enhancing the Company's strong balance sheet.

Operational Highlights

•	First Quarter Production: The Company produced 84,040 ounces of gold in the first quarter, in line with expectations, positioning the Company to meet its guidance for the year. As previously guided, production for the year is expected on the basis of 45%/55% for weighting between the first and second half, with the fourth quarter expected to be meaningfully higher than the first three quarters of the year.

•	Performance by Asset:

◦	At Sadiola, production during the quarter was 45,232 ounces and included significant contributions from the Korali-Sud zone, demonstrating the significant production upside that new oxide orebodies can provide to Sadiola in anticipation of the start of production of the first phase expansion in the fourth quarter.

◦	At Bonikro, production was 19,671 ounces driven by stronger throughput and operational improvements.

◦	At Agbaou, production was 19,137 ounces driven by higher grades in WP3 Satellite Pit and increased throughput at the process plant, and supported by a strong mining performance and optimizations.

NEWS RELEASE

◦	This quarter highlights the flexibility of Allied's Côte d'Ivoire (“CDI”) operations in mining and processing ore and extracting value from various sources within the complex, as stripping activities continue to advance, which will drive the increase in production planned for the second half as previously guided.

•	Costs on Track: AISC(1) for the quarter was $1,811 per ounce. Costs for the first quarter tracked in line with or better than budget and annual guidance provided, particularly when taking into consideration that every $100 per ounce increase in the price of gold results in $15 per ounce higher AISC(1), which was guided on a $2,500 per ounce gold basis. Consequently, at a realized price in excess of $2,800 for the first quarter, this impacted AISC(1) by approximately $50 per ounce on a consolidated basis, while at Sadiola it impacted AISC(1) by approximately $65 per ounce.

Advancement of Key Growth Initiatives

•	Kurmuk: The Company continues to track well against plan for the Kurmuk Project, having achieved key milestones and progress during the first quarter of 2025. The Company is well-positioned to achieve the goal of commencing production by mid-2026.

At the end of the first quarter, earthworks and structural fills at the plant terrace were near completion. Key areas, including crushing, grinding, and leaching, were handed over to the civil works contractor, which progressed rebar and concrete activities according to plan. Steel fabrication is progressing well, and the mechanical contractor completed its first phase of mobilization and advanced the erection of ancillary structures. Engineering and procurement reached 80% completion in the quarter, and transportation of major equipment to site is underway. Mining pioneering was advanced during the quarter and is ahead of schedule.

For the quarter ended March 31, 2025, $56.2 million was spent on the Kurmuk Project, comprising direct construction capital expenditures and exploration activity.

A third quarter 2025 update is planned for Kurmuk Mineral Resources, Mineral Reserves and exploration to demonstrate Kurmuk's potential for extension of mine life, taking advantage of the increased plant capacity. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine's life, with AISC(1) below $950 per ounce.

•	Sadiola Phased Expansion: The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024 and advanced on schedule and on budget during the first quarter. Earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors, progressed well during the quarter and in line with the timeline to start production in the fourth quarter of 2025.

Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant. With the completion of the first phase expansion, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next expansion phase.

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NEWS RELEASE

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

Financing and Strategic Initiatives Highlights

Allied successfully executed a number of strategic transactions and initiatives during and subsequent to the first quarter, creating a fortress balance sheet, further improving the Company's financial flexibility, enhancing trading liquidity and broadening the shareholder base. The transactions include:

•	New York Stock Exchange Listing: Allied is pursuing a listing on the New York Stock Exchange ("NYSE") and has reserved the ticker symbol "AAUC" in connection with the proposed listing. The Company is advancing its listing application and expects to be listed on the NYSE by mid-June, 2025; however, there can be no assurance that it will receive listing approval from the NYSE to complete such listing. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

•	Bought Deal Public Offering and Concurrent Block Trade: Subsequent to quarter end, the Company successfully closed on a bought deal public offering and a significant shareholder of the Company completed a concurrent block trade of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share for aggregate gross proceeds of $66.8 million and net proceeds of $64.0 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume—measured over a 20-day period—has increased approximately ninefold. Each of the significant shareholder’s block trade and the Company’s offering are expected to further improve trading liquidity in advance of the Company's planned listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and activities.

•	Sadiola Strategic Arrangements: Among the matters for strategic review in 2024, the Company reviewed its power supply strategy for Sadiola with the objective of increasing its energy self-reliance, reducing its dependence on fossil fuels, and optimizing the asset's long-term cost structure, while aligning with the State of Mali support of mining companies improving self-generation capacity and putting less demand on the national grid. Allied also sought to improve its regional and national competencies and in-country relationships in support of its growth initiatives and optimize its Mali operations with the ultimate objective of enhancing shareholder value. In this context, the Company considered that one of the potential arrangements would be to create a joint venture at Sadiola that would also support funding its expansion plans.

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NEWS RELEASE

The Company engaged with possible strategic partners with strong technical and financial capabilities as well as regional and national experience and competencies. Ambrosia Investment Holding ("Ambrosia"), an Emirati entity, was one of these parties and soon became the most advanced in the process. Ambrosia expressed a strong interest in creating an alliance that included power generation and acquiring an indirect interest in Sadiola. On February 25, 2025, the Company announced a strategic partnership with Ambrosia comprising a private placement, the purchase of 50% of Allied’s indirect interest in SEMOS (the operating company that directly owns the Sadiola mine) and related joint venture agreement, and a long-term power supply arrangement to provide power to Sadiola.

On April 11, with the expiry of an extended period of price protection provided by the Toronto Stock Exchange, the Company determined not to proceed with the private placement although Ambrosia indicated, and has continued to indicate, a willingness to continue advanced discussions relating to the joint venture and long-term power supply arrangement for Sadiola. Both Ambrosia and the Company have begun to engage in discussions with Malian authorities relating to these arrangements and those discussions are progressing. While the Company is committed to advancing to conclusion the arrangements with Ambrosia the Company has received a proposal from another party for a similar arrangement that would provide for the purchase of a smaller interest in Sadiola, although otherwise on comparable terms as those in the Ambrosia arrangements. This proposal is not as advanced as the arrangements with Ambrosia although the Company is advancing discussions relating to the proposal. In addition, as the Company continues assessing its power supply strategy, it has expanded the scope of review in light of the Government of Mali's encouragement to increase energy self-reliance in mining operations. As a result, the Company has begun discussions with the Malian authorities and private power providers for a broader power solution for Sadiola, sponsored by Allied, and in which the Company would be an investor and the purchaser of power under a suitable power purchase agreement.

As the Company evaluates all of these alternatives and opportunities regarding Sadiola, it continues advancing its ongoing optimizations and expansion projects, with the first phase expansion expected to be completed on budget and schedule later this year, and the second phase expansion will follow after that, as noted above.

•	Zero-Cost Collar Execution: On May 7, 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

Other Developments

The Company continues advancing discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is encouraged by the prospects under evaluation and discussion and with the cooperativeness and ongoing engagement with in-country authorities.

Sustainability, Health and Safety Highlights

•	The Company did not report any significant Environmental Incidents for the three months ended March 31, 2025.

•	The Company’s Total Recordable Injury Rate (TRIR) was 0.40 for the quarter, compared to a TRIR of 1.40 in the comparative prior year period.

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NEWS RELEASE

•	The Company reported one Lost Time Injury in the first quarter, resulting in Lost Time Injury Rate of 0.20, compared to a LTIR of 0.29 in the comparative prior year period.

Summary of Operational Results

For three months ended March 31,
2025
Gold ounces
Production	84,040
Sales(8)	131,520
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,838
Cash Costs(1)	$1,656
AISC(1)	$1,811

Average revenue per ounce	$2,814
Average market price per ounce*	$2,860

*Average market prices based on the LBMA PM Fix Price

Gold production of 84,040 ounces during the three months ended March 31, 2025, was in line with expectations, with all mines having strong first-quarter performance. As previously disclosed, production for the year is expected to follow a 45%/55% weighting between the first and second half, with the fourth quarter being the strongest of the year.

The mine-site level cost of sales, cash costs(1), AISC(1) for the quarter ended March 31, 2025 were $1,838, $1,656, and $1,811, all on a per ounce basis. Costs for the first quarter tracked in line with or better than budget and annual guidance provided, particularly when taking into consideration that every $100 per ounce increase in the price of gold results in $15 per ounce higher AISC(1), which was guided on a $2,500 per ounce gold basis. Consequently, at a realized price in excess of $2,800 for the first quarter, this impacted AISC(1) by approximately $50 per ounce on a consolidated basis, while at Sadiola it impacted AISC(1) by approximately $65 per ounce.

Further, during the first quarter, to take advantage of higher gold prices and an objective to maximize gross margin and cash flow, the Company deliberately mined more ounces at Korali-Sud, despite the higher government and third-party royalty burden compared with Sadiola of an additional cost of $200 per ounce, to achieve higher overall production ounces and financial metrics. In the quarter, Korali-Sud grade was over 1.5 g/t, where Sadiola was roughly 1.0 g/t, and therefore, by maximizing tonnes from Korali-Sud, the Company obtained more ounces and higher absolute gross margins, rather than producing fewer ounces from Sadiola at a lower royalty burden. As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz, and at Korali-Sud, the cost exceeds this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. Korali-Sud ore is a bridge to sustained higher production at better costs while the Company continues to explore and develop new oxide discoveries in the Sadiola permit area and completes the Phase 1 expansion later this year. Beginning in the third quarter, production is expected to shift from Korali-Sud to ore sources at Sadiola, including the newly discovered Sekekoto West oxide deposit. In the fourth quarter, the first phase expansion is expected to ramp up, the result of which will be that production is expected to stabilize at a level of 200,000-230,000 ounces per year. The Company’s guidance on production and costs for Sadiola remains unchanged.

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Gold sales(8) of 131,520 ounces for the quarter ended March 31, 2025 compared to 85,136 ounces sold in the comparative quarter. The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed.

Average revenue per ounce generally diverges modestly from the average market price due to the impact of ounces delivered under the streams.

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information	For three months ended March 31,
(100% Basis)	2025
Operating
Ore mined (M tonnes)	1.98
Waste mined (M tonnes)	6.06
Ore processed (M tonnes)	1.17
Gold
Production (Ounces)	45,232
Sales (Ounces)	92,033
Feed grade (g/t)	1.36
Recovery rate (%)	89.3%
Total cost of sales per ounce sold(4)	$1,941
Cash costs per ounce sold(1)	$1,755
AISC per ounce sold(1)	$1,799
Financial (In thousands of US Dollars)
Revenue	$234,445
Cost of sales (excluding DDA)	(152,416)
Gross profit excluding DDA(1)	$82,029
DDA	(10,375)
Gross Profit	$71,654
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,109
Expansionary	3,051
Exploration	113

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For the three months ended March 31, 2025, Sadiola produced 45,232 ounces. Production in the first quarter continued to include a significant contribution from ore tonnes from the higher-grade Korali-Sud zone, demonstrating the production upside that high-grade oxides can provide to Sadiola. As previously disclosed, Korali-Sud is a bridge to sustained higher production at better costs while the Company continues to explore and develop new oxide discoveries in the Sadiola permit area and completes the Phase 1 expansion later this year. Beginning in the third quarter, production is expected to shift from Korali Sud to ore sources at Sadiola, including the newly discovered Sekekoto West oxide deposit.

Process plant instrumentation upgrades have progressed well in the first quarter of 2025 with improvements resulting in an increase in throughput of an additional 20,000 tonnes during the quarter. Further enhancements to the process plant automation are planned to deliver improvements in reagent consumption and ultimately drive cost reductions. The process plant instrumentation upgrades will be further augmented with the implementation of the Phase 1 expansion.

As noted above, during the first quarter, to take advantage of higher gold prices and an objective to maximize gross margin and cash flow, the Company deliberately mined more ounces at Korali-Sud, despite the higher government and third-party royalty burden compared with Sadiola of an additional cost of $200 per ounce, to achieve higher overall production ounces and financial metrics. In the quarter, Korali-Sud grade was over 1.5 g/t, where Sadiola was roughly 1.0 g/t, and therefore, by maximizing tonnes from Korali-Sud, the Company obtained more ounces and higher absolute gross margins, rather than producing fewer ounces from Sadiola at a lower royalty burden. As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz, and at Korali-Sud, the cost exceeds this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. Korali-Sud ore is a bridge to sustained higher production at better costs while the Company continues to explore and develop new oxide discoveries in the Sadiola permit area and completes the Phase 1 expansion later this year. Beginning in the third quarter, production is expected to shift from Korali-Sud to ore sources at Sadiola, including the newly discovered Sekekoto West oxide deposit. In the fourth quarter, the first phase expansion is expected to ramp up, the result of which will be that production is expected to stabilize at a level of 200,000-230,000 ounces per year. The Company’s guidance on production and costs for Sadiola remains unchanged.

AISC(1) for the quarter was $1,799 per gold ounce. Costs for the first quarter tracked in line with or better than budget and annual guidance provided, particularly when taking into consideration that every $100 per ounce increase in the price of gold results in $15 per ounce higher AISC(1), which was guided on a $2,500 per ounce gold basis. Consequently, at a realized price in excess of $2,800 for the first quarter, this impacted AISC(1) by approximately $50 per ounce on a consolidated basis, while at Sadiola it impacted AISC(1) by approximately $65 per ounce.

Gold sales for the current quarter were higher than production, as a result of the Korali-Sud ounces inventoried at year-end at Sadiola which were sold in the first quarter.

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Sadiola Expansion Project and Korali-Sud

The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024 and advanced on schedule and on budget during the first quarter. Earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors are progressing well. Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity. This will be achieved by advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. The progressive expansion would facilitate treatment of Fresh Ores, potentially reducing the requirements for a future single, major capital expenditure and accelerating gold production through increased plant throughput. These studies, supported by the Company's phased investment, seek to improve Sadiola's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Sekekoto West, FE4, FE2 Trend and Tambali South are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

During the quarter, exploratory and resource drilling programs were conducted at Sadiola and Korali Sud. Resource and exploratory drilling programs continued at Sekekoto West, Tambali deposits, and at FE2.5. Resource drilling was completed at the Diba deposit at Korali Sud along with the northern strike and eastern down-dip extensions.

Exploratory drilling at Sekekoto West was extended to the north and northwest during the quarter, with drillhole intersections demonstrating that the deposit remains open to the north outside of the current pit designs. At FE2.5, infill oxide resource drilling was completed on 25-metre centres on the central portion of the eastern trend with drillhole intersections demonstrating continuity. This deposit remains open to the north where the favourable geological contact will be tested for a further 1.1 kilometres to the crest of the historic FE2 pit.

At the Tambali deposit, deeper core drilling of the fresh rock mineralization, beneath the oxide deposit, is being carried out on 100-metre section lines with a goal to be completed in the second quarter of 2025. Drillhole intersections demonstrate good continuity of economic mineralization at depth. An updated geological model is in progress to be completed in Q2, which will guide resource estimation and conversion to reserves during the later portion of the year.

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Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information	For three months ended March 31,
(100% Basis)	2025
Operating
Ore mined (M tonnes)	0.44
Waste mined (M tonnes)	5.23
Ore processed (M tonnes)	0.63
Gold
Production (Ounces)	19,671
Sales (Ounces)	20,924
Feed grade (g/t)	1.07
Recovery rate (%)	92.8%
Total cost of sales per ounce sold(4)	$1,721
Cash costs per ounce sold(1)	$1,390
AISC per ounce sold(1)	$1,582
Financial (In thousands of US Dollars)
Revenue	$60,224
Cost of sales (excluding DDA)	(29,218)
Gross profit excluding DDA(1)	$31,006
DDA	(6,799)
Gross Profit	$24,207
Capital Expenditures (In thousands of US Dollars)
Sustaining	$14,928
Expansionary	48
Exploration	1,974

For the three months ended March 31, 2025, Bonikro produced 19,671 ounces, driven by increased throughput, as the focus remains on better ore fragmentation and increased crushed material availability.

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The stripping of PB5 and PB3 during the first half of 2025 will expose higher-grade material for the second half of 2025, and full years 2026 and 2027. As a result of this, Bonikro will incur an anticipated $60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decrease. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per Ounce Sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Waste stripping at Bonikro during 2026 and 2027 is expected to be negligible. The waste stripping in Bonikro will reduce as PB5 and PB3 mature and additional ore becomes available. Significant improvements have been made to mining productivity through maximizing operating hours, which will further be augmented with the introduction of new equipment from the mining contractor during the second quarter of 2025.

The Company remains on track in advancing initiatives to implement a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). These efforts are expected to be finalized by mid-2025.

For the three months ended March 31, 2025, gold sales were slightly higher than production, due to timing of sales.

Bonikro Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licences and exploration licences.

At the Hiré Assondji-So ROM pad, drilling defined 600 metres of additional continuous mineralization. Further step-outs to the west of the permitted mining area are planned for the second quarter. A second trend of mineralization was delineated immediately west of the Assondji-So pit at Marais, and at quarter end, an open-ended, 230 metres of strike of mineralization had been defined on 20-metre drill sections. Drilling commenced at Assondji-So South with three rigs at the end of the quarter.

Oumé Exploration

At the Oumé Project, north of Bonikro, drilling continued at Dougbafla North with further step out drilling and a 20-metre infill reverse circulation program has begun. Drilling over 1.2 kilometres of strike at Dougbafla Central, which lies between Dougbafla West and Dougbafla North, was completed with drillhole intersections demonstrating continuity of shear-hosted mineralization over the trend which remains open to the northeast for another kilometre.

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Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other.

Agbaou Key Performance Information	For three months ended March 31,
(100% Basis)	2025
Operating
Ore mined (M tonnes)	0.63
Waste mined (M tonnes)	8.77
Ore processed (M tonnes)	0.57
Gold
Production (Ounces)	19,137
Sales (Ounces)	18,563
Feed grade (g/t)	1.08
Recovery rate (%)	95.3%
Total cost of sales per ounce sold(4)	$1,505
Cash costs per ounce sold(1)	$1,466
AISC per ounce sold(1)	$2,125
Financial (In thousands of US Dollars)
Revenue	$51,738
Cost of sales (excluding DDA)	(26,158)
Gross profit excluding DDA(1)	$25,580
DDA	(1,783)
Gross Profit	$23,797
Capital Expenditures (In thousands of US Dollars)
Sustaining	$10,831
Expansionary	31
Exploration	688

For the three months ended March 31, 2025 Agbaou produced 19,137 ounces.

Driven by higher grades achieved in WP3 Satellite Pit and improved throughput achieved in the process plant. This performance was supported by mining fleet performance optimization and the implementation of additional short-interval controls. This highlights the flexibility of Allied's CDI operations in mining and processing ore and extracting value from various sources within the complex.

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As the mine is progressing through the mining sequence, improvements in ore mined, and grades have been observed. Stripping ratios were slightly higher as the focus remains on WP7 to strip waste. WP7 stripping has shown exceptional progress in the first quarter of 2025, and the focus will be to add more resources to this pivotal mining area to secure the continuous ore availability at better grades in the second half of 2025 and the first half of 2026. Waste stripping at Agbale was advanced in the first quarter and will provide access to higher-grade ore for the remainder of the year, which will be fed to the Agbaou mill.

With the Côte d’Ivoire mines now being operated by the same mining contractor, the Company is realizing synergies and expects costs to decline going forward.

The Company remains on track in advancing initiatives to implement a centralized management model for both mines in CDI, streamlining processes, optimizing resources, enhancing service delivery for sustainable growth, with the objective of lowering AISC(1). These efforts are expected to be finalized by mid-2025.

Gold sales for the three months ended March 31, 2025 were slightly lower than production due to timing of shipments.

Agbaou Exploration

At Agbaou, as part of the strategy to improve grade reconciliation and operational performance previously disclosed, confirmatory drilling was advanced at West Pit 3, which delivered positive results confirming the model. Additional infill holes will be completed to add further confidence in the grade and widths of the mineralized structures ahead of mining. Further confirmatory drilling will be conducted in the second quarter. Exploratory drilling was conducted within the South Sat 3 pit and to the western side of the mine area along strike from South Sat 2, where drillhole intersections were made on 120 metre spaced drill fences within oxide; this area is planned for follow-up infill drilling in the second quarter.

Kurmuk, (100% interest(7)), Ethiopia

The Company continues to track well against plan for the Kurmuk Project, having achieved key milestones and progress during the first quarter of 2025. The Company is well-positioned to achieve the goal of commencing production by mid-2026. Notable updates include:

•	Over one million man-hours were achieved without a Lost Time Injury this quarter, reflecting the project’s commitment to safe execution.

•	Engineering and Procurement reached approximately 80% progress, and transportation of major equipment to site is underway.

•	Earthworks and structural fills at the plant terrace neared completion during the quarter. Key areas, including crushing, grinding and leaching, were handed over to the civil works contractor, which progressed rebar and concrete activities according to plan.

•	Significant bulk earthworks progress outside the plant area was achieved ahead of the rainy season, including the water storage dam, the tailings starter dam wall, and the airstrip.

•	Structural, Mechanical, Plate and Piping (SMPP) contractor fabrication is progressing well, and site mobilization is progressing through a phased approach focusing on erecting the camp ancillary structures.

•	Preparations for major equipment deliveries are progressing. Maintenance of the main access road continues, and heavy lifting equipment has been delivered to site in readiness for mechanical erection activities.

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Further, as previously disclosed, the mining contract for Kurmuk has been awarded to Mota-Engil, which is performing contract mining services at the Company's West Africa operations. The Company is advancing pioneering mining activities to allow sufficient time for the establishment of access and of infrastructure, before the rainy season, and advance training of mining personnel ahead of the arrival of the main mining fleet. Mining activities will continue through the year and into 2026 with the objective of preparing the mine and building ore stockpiles to support the commissioning stage and start of operations.

For the quarter ended March 31, 2025, $56.2 million was spent on the Kurmuk Project, comprising direct construction capital expenditures and exploration activity.

Lastly, a third quarter update in 2025 is planned for Kurmuk Mineral Resources, Mineral Reserves and exploration, to demonstrate Kurmuk's potential for extension of mine life, taking advantage of the increased plant capacity. The Company expects Kurmuk to produce 175,000 ounces of gold in the latter half of 2026, an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine's life, with AISC(1) below $950 per ounce.

Operational Summary

			Cost of Sales Per	Cash Cost(1) Per
For three months ended	Production Gold	Sales Gold	Gold Ounce	Gold Ounce	AISC(1) Per Gold
March 31, 2025	Ounces	Ounces(8)	Sold(8)	Sold(8)	Ounce Sold(8)
Sadiola Gold Mine	45,232	92,033	$1,941	$1,755	$1,799
Bonikro Gold Mine	19,671	20,924	$1,721	$1,390	$1,582
Agbaou Gold Mine	19,137	18,563	$1,505	$1,466	$2,125
Total	84,040	131,520	$1,838	$1,656	$1,811

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FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the first quarter 2025 are outlined in the following tables.

	For three months ended March 31,
(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	2025	2024
Revenue	$346,407	$175,067
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(207,792)	(121,516)
Gross profit excluding DDA(1)	$138,615	$53,551
DDA	(18,957)	(11,102)
Gross profit	$119,658	$42,449
General and administrative expenses	$(18,852)	$(14,161)
Exploration and evaluation expenses	(3,527)	(4,830)
Loss on revaluation of financial instruments and embedded derivatives	(14,116)	(1,783)
Other income (losses)	1,128	(3,415)
Net earnings before finance costs and income tax	$84,291	$18,260
Finance income (costs)	(5,310)	(5,637)
Net earnings before income tax	78,981	12,623
Current income tax expense	$(27,700)	$(8,486)
Deferred income tax expense	(11,344)	(4,979)
Net earnings (loss) and total comprehensive earnings (loss) for the period	$39,937	$(842)

Earnings (loss) and total comprehensive earnings (loss) attributable to:
Shareholders of the Company	$15,124	$(5,685)
Non-controlling interests	24,813	4,843
Net earnings (loss) and total comprehensive earnings (loss) for the period	$39,937	$(842)

Net earnings (loss) per share attributable to shareholders of the Company
Basic	$0.05	$(0.02)
Diluted	$0.04	$(0.02)

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	For three months ended March 31,
(In thousands of US Dollars, except per share amounts)	2025	2024
Net Earnings (Loss) attributable to Shareholders of the Company	$15,124	$(5,685)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.05	$(0.02)
Loss on revaluation of financial instrument	14,116	1,783
Depreciation of Korali share-based payment for permit	3,880	—
Foreign exchange	3,043	264
Share-based compensation	4,107	2,127
Other Adjustments	10,949	2,082
Tax adjustments	(6,146)	354
Total increase to Attributable Net Earnings(2)	$29,949	$6,610
Total increase to Attributable Net Earnings(2) per share	$0.09	$0.03
Adjusted Net Earnings(1)	$45,073	$925
Adjusted Net Earnings(1) per Share	$0.14	$—

First Quarter 2025 Conference Call

The Company will host a conference call and webcast on Thursday, May 8, 2025 at 8:30 a.m. ET.

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant passcode:	4663480#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	3045704#

The conference call replay will be available from 12:00 p.m. EST on May 8, 2025, until 11:59 p.m. ET on June 8, 2025.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

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About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold;

•	Gross profit excluding DA;

•	Sustaining, Expansionary and Exploration Capital Expenditures;

•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and

•	EBITDA and Adjusted EBITDA.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

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The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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(In thousands of US Dollars, unless	For three months ended March 31, 2025				For three months ended March 31, 2024
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$29,218	$26,158	$152,416	$207,792	$33,080	$35,747	$52,689	$121,516
DDA	6,799	1,783	10,375	18,957	6,806	2,334	1,962	11,102
Cost of Sales	$36,017	$27,941	$162,791	$226,749	$39,886	$38,081	$54,651	$132,618
Cash Cost Adjustments
DDA	$(6,799)	$(1,783)	$(10,375)	$(18,957)	$(6,806)	$(2,334)	$(1,962)	$(11,102)
Cost of production of ounces distributed as dividend-in-kind	—	—	9,135	9,135	—	—	—	—
Agbaou Contingent Consideration	—	1,120	—	1,120	—	683	—	683
Silver by-Product credit	(137)	(71)	(48)	(256)	(114)	(44)	(100)	(258)
Total Cash Costs(1)	$29,081	$27,207	$161,503	$217,791	$32,966	$36,386	$52,589	$121,941

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$137	$156	$419	$712	$218	$318	$560	$1,096
Exploration Capital	675	688	113	1,476	1,650	—	—	1,650
Exploration Expenses	445	235	2,432	3,112	174	2,617	2,039	4,830
Sustaining Capital Expenditures	2,452	10,831	1,109	14,392	5,026	946	470	6,442
IFRS 16 Lease Adjustments	322	322	—	644	—	26	—	26
Total AISC(1)	$33,112	$39,439	$165,576	$238,127	$40,034	$40,293	$55,658	$135,985

Gold Ounces Sold(8)	20,924	18,563	92,033	131,520	21,304	18,964	44,868	85,136
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	20,924	18,563	83,878	123,365	21,304	18,964	44,868	85,136
Cost of Sales per Gold Ounce Sold	$1,721	$1,505	$1,941	$1,838	$1,872	$2,008	$1,218	$1,558
Cash Cost(1) per Gold Ounce Sold	$1,390	$1,466	$1,755	$1,656	$1,547	$1,919	$1,172	$1,432
AISC(1) per Gold Ounce Sold	$1,582	$2,125	$1,799	$1,811	$1,879	$2,125	$1,240	$1,597

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

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The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 6, 9, and 11 of this press release.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

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The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings can be found on page 13 of this press release and in the Company's MD&A in Section 1: Highlights and Relevant Updates, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Non-recurring provisions,

•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

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The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended March 31,
(In thousands of US Dollars)	2025	2024
Net Earnings (Loss)	$39,937	$(842)
Finance costs, net	$5,310	$5,637
DDA	18,957	11,102
Current income tax expense	27,700	8,486
Deferred income tax expense	11,344	4,979
EBITDA(1)	$103,248	$29,362

	For three months ended March 31,
(In thousands of US Dollars)	2025	2024
EBITDA(1)	$103,248	$29,362
Loss on revaluation of financial instrument	14,116	1,783
Share-based compensation	4,107	2,127
Other Adjustments	12,363	2,082
Adjusted EBITDA(1)	$133,834	$35,354

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

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•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the conversion of Mineral Resources to Mineral Reserves;

•	the Company's expectations in connection with its strategic partnership transaction with Ambrosia Investment Holding L.L.C-S.P.C;

•	the Company's expectations in connection with pursuing a listing on NYSE and the benefits thereof;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with obtaining listing approval of the NYSE; risks associated with the completion of the strategic partnership with Ambrosia Investment Holding L.L.C-S.P.C or any other strategic partner in the future; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein and in the Company's management discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca.

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Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

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Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
			Content			Content			Content
	Tonnes	Grade	(k	Tonnes	Grade	(k	Tonnes	Grade	(k
	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	3,741
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	1,444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	1,458
Total Mineral Reserves	47,553	1.03	3,620	183,113	1.53	10,020	230,666	1.42	12,640

Notes:

•	Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101.

•	Shown on a 100% basis.

•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.

•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%

•	A base gold price of $1700/oz was used for the pit optimization with $1800/oz for Korali Sud

•	The cut-off grades used for Mineral Reserves reporting were informed by a $1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%

•	A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.

•	The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%

•	A base gold price of $1800/oz was used for the Mineral Reserves for the Bonikro pit:

◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).

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◦	Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:

◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).

◦	Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

•	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore at 1%

•	A base gold price of $1800/oz was used for the Mineral Reserves for the:

◦	Pit designs (revenue factor 1.00)

◦	Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
			Content			Content			Content
	Tonnes	Grade	(k	Tonnes	Grade	(k	Tonnes	Grade	(k
	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)	(kt)	(g/t)	ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	10,959
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,702	1.17	1,962	268,831	1.55	13,429	320,533	1.49	16,391

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

	Inferred Mineral Resources
	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)
Sadiola Mine	14,271	1.08	496
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,366	1.33	1,431

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Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an US$2000/oz pit shell and depleted to 31 December 2024
•	The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell.
•	Rounding of numbers may lead to discrepancies when summing columns
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

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ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in the Non-GAAP Financial Performance Measures section.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of

a.	(Increase) / decrease in trade and other receivables

b.	(Increase) / decrease in inventories

c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)	Included in gold ounces sold are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.

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